Exhibit 99.1

SIGNIFICANT INCREASE IN RESERVES AND RESOURCES

CONTINUES TO DRIVE BARRICK’S INDUSTRY-LEADING

PRODUCTION GROWTH PROFILE

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

TORONTO, February 15, 2023 — Barrick Gold Corporation’s strategy of investing in organic growth through exploration and mineral resource management more than replaced gold reserves for the second straight year and significantly increased copper resources year on year, providing further support for both the company’s 10-year production forecast and its growth profile.

Announcing Barrick’s results for the 2022 year and Q4, president and chief executive Mark Bristow said the company had always believed that discovering ounces was better than buying them at a premium in a sector where reserves and resources were diminishing.

“Our continued success in not only replenishing but also unlocking significant value in our asset base shows the unmatched potential of our organic growth pipeline,” he said.

Barrick returned a record $1.6 billion to shareholders in 2022 through dividends and share buybacks and has announced a further share buyback program of up to $1 billion for the next twelve months.1 During the past quarter, Moody’s upgraded the company’s long-term corporate credit rating from Baa1 to A3, making Barrick the highest-rated company in the gold mining sector.

A stronger Q4 operational performance, notably from Cortez and Carlin in Nevada, Pueblo Viejo in the Dominican Republic and Tongon in Côte d’Ivoire, contributed to annual gold production of more than 4.1 million ounces2 in a year impacted by infrastructural issues at Turquoise Ridge in Nevada and the replacement of the rock winder at Kibali in the Democratic Republic of Congo. Copper production from Lumwana in Zambia and Jabal Sayid in Saudi Arabia was well within guidance.

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q4 2022	Q3 2022	2022	2021

Realized gold price[2,3] ($ per ounce)	1,728	1,722	1,795	1,790

Net earnings ($ millions)	(735)	241	432	2,022

Adjusted net earnings[4] ($ millions)	220	224	1,326	2,065

Net cash provided by operating activities ($ millions)	795	758	3,481	4,378

Free cash flow[5] ($ millions)	(96)	(34)	432	1,943

Net earnings per share ($)	(0.42)	0.14	0.24	1.14

Adjusted net earnings per share[4] ($)	0.13	0.13	0.75	1.16

Attributable capital expenditures[6,7] ($ millions)	743	609	2,417	1,951

Operating Results	Q4 2022	Q3 2022	2022	2021

Gold

Production[2] (thousands of ounces)	1,120	988	4,141	4,437

Cost of sales[2,8] ($ per ounce)	1,324	1,226	1,241	1,093

Total cash costs[2,9] ($ per ounce)	868	891	862	725

All-in sustaining costs[2,9] ($ per ounce)	1,242	1,269	1,222	1,026

Copper

Production[2] (millions of pounds)	96	123	440	415

Cost of sales[2,10] ($ per pound)	3.19	2.30	2.43	2.32

C1 cash costs[2,11] ($ per pound)	2.25	1.86	1.89	1.72

All-in sustaining costs[2,11] ($ per pound)	3.98	3.13	3.18	2.62

Q4 and Full Year 2022 Results Presentation

Webinar and Conference Call

President and CEO Mark Bristow will host a live presentation today at 11:00 EST / 16:00 UTC, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Best Assets

Tier One[12] assets deliver significant growth in gold reserves and resources

Completed the reconstitution of the Reko Diq project — one of the world’s largest undeveloped gold and copper deposits

Copper resource growth driven by Lumwana Super Pit and Reko Diq

Stronger Q4 performance from Cortez, Carlin and Tongon results in full year gold production of 4.14 million ounces[2]

Record throughput at Pueblo Viejo; reserve growth delivers a 20+ year life of mine[13]

Commissioning of Pueblo Viejo plant expansion has commenced

Goldrush permitting moves forward another step with Notice of Availability briefing package submitted

Turquoise Ridge Third Shaft commissioned

Strong drilling intersections across brownfields portfolio confirms growth potential (Dorothy, Morro Escondido, Gara West, Jabal Sayid, North Mara, Greater Leeville), while greenfields work continues to develop a pipeline of exciting targets

Leader in Sustainability

Group-wide safety review prioritises Journey to Zero roadmap

Zero Class 1[14] or high significance environmental incidents

Greenhouse gas emissions reduction roadmap on track

Water management recycling targets achieved

Rhino reintroduction project contributes another significant biodiversity component to the greater Garamba nature initiative

Delivering Value

Moody’s upgrades Barrick’s long-term credit rating from Baa1 to A3, making Barrick the highest-rated company in the gold mining industry

Strategic repurchase of long-term debt at a discount to par reduces future interest payments

Record returns of $1.6 billion to shareholders in 2022

BARRICK YEAR-END 2022	2	PRESS RELEASE

CONTINUED FROM PAGE 1

In one of the most significant developments of the year, work has started on the development of the massive Reko Diq copper-gold project in the Balochistan province of Pakistan. Reko Diq is expected to double the size of the company’s copper production capacity when it is commissioned in 2028. Barrick owns 50% of the project, and will operate it, with the balance shared by the Government of Balochistan and three Pakistani state-owned enterprises.

Another major project, the expansion of Pueblo Viejo’s process plant and the establishment of a new tailings storage facility, also continued to advance. Bristow noted that despite the presence of over 4,500 additional construction workers on the site, the mill achieved a record throughput for the fourth successive year, with production well within guidance. Reserve growth has added more than 20 years to the life of this Tier One mine.

On the exploration front, drilling across Barrick’s brownfields portfolio has confirmed significant growth potential at Dorothy and Greater Leeville in Nevada, Gara West in Mali, North Mara in Tanzania, and Jabal Sayid in Saudi Arabia. Greenfields exploration continues to deliver new opportunities across Barrick’s expanding global footprint.

“The past year has seen a further deterioration in geopolitics and the dawn of a new era of high inflation, high interest rates and high risk. In this period of global uncertainty, gold outperformed most asset classes. Barrick is the largest gold miner in the United States and in Africa. If you factor in the ounces produced under our management,15 we’re the largest in the world. We’ve been building our copper portfolio and when Reko Diq comes on stream it will lift us into the premier league of copper producers. Given these resources, our proven strategy and our global expertise, I believe the case for investment in Barrick is becoming increasingly compelling,” Bristow said.

Q4 DIVIDEND DECLARED WITH

RECORD ANNUAL RETURNS TO SHAREHOLDERS IN 2022

Barrick today declared of a dividend of $0.10 per share for the fourth quarter of 2022. The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of 2022. The Q4 2022 dividend will be paid on March 15, 2023 to shareholders of record at the close of business on February 28, 2023.

In addition to the dividends paid in 2022, Barrick repurchased 24.25 million shares under the share buyback program that was announced in February 2022. As a result, $1.6 billion of cash was returned to shareholders through dividends and share buybacks during the year, exceeding the record $1.4 billion of distributions made in 2021.

“On the back of the company’s continuing strong operating performance, through the combination of the performance dividend policy and share buyback program, we have once again provided shareholders with record annual returns,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK ANNOUNCES NEW SHARE BUYBACK PROGRAM

Barrick plans to undertake a new share repurchase program to buy back additional common shares.

Barrick’s Board of Directors has authorized a new program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months at prevailing market prices in accordance with applicable law. In connection with the new share repurchase program, Barrick has terminated the share repurchase program announced by the Company on February 16, 2022. The Company repurchased $424 million in common shares under its 2022 share repurchase program.

“After the success of last year’s buyback program, this new program gives us a further opportunity to repurchase our shares when we believe that they are trading in a price range that does not reflect the value of the Company’s mining and financial assets and future business prospects,” said Mark Bristow, President and Chief Executive. “We continue to have the financial strength to undertake this program.”

Under the program, repurchases can be made from time to time through published markets in the United States such as the New York Stock Exchange using a variety of methods, including open market purchases, as well as by any other means permitted under the rules of the U.S. Securities and Exchange Commission and other applicable legal requirements.

Barrick believes that, from time to time, the market price of its common shares trade at prices that may not adequately reflect their underlying value. The actual number of shares that may be purchased, if any, and the timing of such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK YEAR-END 2022	3	PRESS RELEASE

SIGNIFICANT INCREASE IN RESOURCES AND RESERVES UNDERPINS

INDUSTRY-LEADING PRODUCTION PROFILE GROWTH

Barrick grew attributable proven and probable gold mineral reserves by 6.7 million ounces net of depletion in 2022, while maintaining grade despite an increase in the reserve price assumption.

Reported at $1,300/oz16, attributable proven and probable mineral reserves now stand at 76 million ounces17 at 1.67g/t, increasing from 69 million ounces18 at 1.71g/t reported at $1,200/oz16 in 2021. Led by Pueblo Viejo and the Africa & Middle East region, Barrick has now delivered a second consecutive year of gold reserve growth over and above annual depletion, with nearly 12 million ounces17 of attributable proven and probable reserve gains in 2022 before depletion.

Successful exploration at both the Lumwana and Jabal Sayid mines drove the growth of attributable proven and probable copper reserves by 640 million pounds17, notwithstanding an increase in the annual reserve price assumption to $3.00/lb.16 As a result, Barrick replaced 103% of annual global depletion at consistent quality, effectively maintaining attributable proven and probable copper mineral reserves of 12 billion pounds17 at 0.38% in 2022.

Total attributable gold mineral resources grew by nearly 10% relative to 2021, and total attributable copper mineral resources more than doubled, growing by 124% year over year, both net of annual depletion. This growth was driven by the successful completion of a preliminary economic assessment supporting the Lumwana Super Pit expansion, and the incorporation of Reko Diq following the reconstitution of the project in December 2022. Attributable measured and indicated gold resources for 2022 stand at 180 million ounces17 at 1.07g/t, with a further 42 million ounces17 at 0.8g/t of inferred resources. Attributable measured and indicated copper resources for 2022 stand at 44 billion pounds17 at 0.39%, with a further 15 billion pounds17 at 0.4% of inferred resources. Mineral resources are reported inclusive of reserves and for 2022, are based on a gold price of $1,700/ oz16 and a copper price of $3.75/lb.16

President and chief executive Mark Bristow said in a sector of diminishing reserves and resources, Barrick’s strategy of investing in organic growth through exploration and mineral resource management has replenished and delivered significant value within the company’s asset base.

“While we continue to evaluate all new opportunities against our strategic filters, we have always believed that finding our ounces is better than buying them, and this year’s resource and reserve statement showcases the unmatched potential of our organic growth pipeline,” said Bristow.

Mineral Resource Management and Evaluation Executive Simon Bottoms stated that basing the company’s reserve calculations at a price of $1,300/oz for gold16 and $3.00/lb for copper16 underpins our focus on quality assets.

“The substantial growth in our mineral resources lays the long-term foundation to potentially grow our current attributable production profile of approximately 5.5 million gold equivalent ounces19 per year to approximately 6.5 million gold equivalent ounces19 per year by the end of this decade, which would include production from Reko Diq and the Lumwana Super Pit,” said Bottoms.

In Africa, the Tier One operations led the growth in 2022 reserves, where Kibali completed an updated underground feasibility study on the 11000 lode, delivering a 0.62 million ounce17 increase in attributable proven and probable reserves before depletion. Loulo-Gounkoto also delivered strong results replacing reserve depletion, which further extended the mine life by another year. Moving to Tanzania, the focus on underground expansion at Gokona in North Mara has delivered a 0.44 million ounce17 increase in 2022 attributable proven and probable reserves before depletion.

BARRICK YEAR-END 2022	4	PRESS RELEASE

The Lumwana copper mineral resource base grew by 89%, net of depletion, relative to 2021. This follows the completion of the preliminary economic assessment on the Super Pit expansion that demonstrates strong potential for a Tier One Copper Asset12 and provides the basis for the ongoing pre-feasibility study.

Within the Latin America & Asia Pacific region, Pueblo Viejo completed a pre-feasibility study for the new Naranjo tailings storage facility (TSF), adding 6.5 million ounces of attributable proven and probable reserves13,17 net of depletion, and extending the minelife beyond 2040. As a result, 2022 attributable proven and probable gold reserves for the region have increased to 27 million ounces17 at 0.97g/t from 21 million ounces18 at 0.83g/t in 2021.

The reconstitution of the Reko Diq project added an attributable 18 billion pounds of copper17 at 0.44% with 15 million ounces gold17 at 0.26g/t to indicated resources, and an attributable 4.6 billion pounds of copper17 at 0.4% with 3.7 million ounces gold17 at 0.2g/t to inferred resources. These mineral resources reflect only three porphyries (H13, H14, H15) as well as the Tanjeel deposit within the cluster of Western Porphyries. Alongside the ongoing feasibility study update, the team is also planning to evaluate further known porphyry occurrences within the mining lease area.

In North America, the completion of pre-feasibility studies for the Robertson open pit project at Cortez, as well as a new pushback in the Hemlo open pit were significant contributors to reserve growth. As a result, Robertson’s maiden attributable proven and probable gold reserves are estimated at 1.0 million ounces17 at 0.46g/t. This represents a milestone for Cortez as a key source of oxide mill feed in the mine plan. Similarly, the new Hemlo open pit pushback is expected to commence in 2027 adding 0.86 million ounces17 of gold at 1.49g/t to probable reserves. Combined with other updates across the region, this results in the growth of North America attributable proven and probable reserves by 1.8 million ounces17 before depletion, with proven and probable attributable reserves for the region now estimated at 31 million ounces17 at 2.54g/t. At the same time, attributable gold mineral resources also grew significantly, supporting future potential reserve growth in line with our strategy to fully replace depletion for the region within a five-year period. Measured and indicated attributable gold resources increased by 2.8 million ounces17 to 73 million ounces17 at 2.16 g/t, from 70 million ounces18 at 2.22 g/t in 2021. Inferred attributable gold resources also increased to 17 million ounces17 at 1.8 g/ t, from 16 million ounces18 at 2.0 g/t in 2021. Underground resource extension drilling at both Goldstrike and Leeville in Carlin were key drivers of this organic resource growth, as well as successful resource definition drilling at Goldrush and Robertson in Cortez, all of which support the potential for future reserve growth in this region.

REKO DIQ SET TO TRANSFORM BALOCHISTAN

Reko Diq, which upon completion is expected to be one of the largest copper mines in the world as well as a major gold producer, will have an enormously beneficial impact on the remote and neglected province of Balochistan, and serve as a catalyst for increased foreign investment throughout Pakistan.

The enormous mine, which will have a lifespan of multiple generations, is a partnership between Barrick, which owns 50% of the project and is the operator, the provincial government of Balochistan, which holds 25%, and three Pakistani state-owned enterprises, which share the remaining 25%. The shareholding structure is in line with Barrick’s policy of benefit-sharing partnerships with its host countries.

Barrick president and chief executive Mark Bristow says expanding its copper portfolio is one of the company’s key strategies and, in pursuing this, it considers the quality of potential assets in tandem with any risk factors in the jurisdictions that host them.

“Barrick is highly experienced in developing and operating profitable mines in some of the world’s frontier regions, which also happen to hold the greatest potential for new discoveries. In Pakistan, we have been impressed by the support we have received from our partners and by the efficiency with which the project agreements have been executed in a transparent process reviewed by the country’s Supreme Court,” he said.

“Reko Diq is a classic example of how mining can be at the forefront of the achievement of the United Nations’ Sustainable Development Goals. It will transform the Chagai region by creating thousands of jobs and stimulating the development of the local economy. We have already started establishing the community development committees through which we’ll be identifying and investing in development projects, and have initiated a social baseline study. We’ve also entered into an agreement with the provincial government for the disbursement of social development funds and advance royalties, which will ensure that the people of Balochistan start reaping the rewards of Reko Diq even before it goes into production.”

Completion of the feasibility study is scheduled for the end of 2024 and first production is targeted for 2028. In line with Barrick’s local recruitment policy, a Balochistan native, Ali Ehsan Rind, was appointed as country manager and a project development team is being assembled, with preference given to people from the region.

BARRICK YEAR-END 2022	5	PRESS RELEASE

AFRICA & MIDDLE EAST REGION SHINES AGAIN

Barrick’s Africa & Middle East region (AME) delivered another stellar performance in 2022, meeting its gold and copper production guidance and continuing to grow its gold reserves over and above their annual depletion by mining.

Speaking to media at Kinshasa in the Democratic Republic of Congo (DRC), president and chief executive Mark Bristow said the latest reserve replacement underpinned AME’s ability to maintain an approximate 2.2 million ounce15,20 annual gold equivalent production run rate for the next 10 years, with the potential to extend this well beyond that horizon.19

“At the time of the merger with Randgold, the AME region had two Tier One mines. The newly proposed expansion that forms the core component of the ongoing Lumwana Super Pit pre-feasibility study has the potential to create another Tier One asset within the region, significantly increasing the mine’s production and extending the life by 40 to 60 years. In the meantime, the successful transition to owner mining is unlocking further value at Lumwana. In line with Barrick’s strategy, we are further expanding our copper portfolio and opening up exciting new frontiers through exploration and joint ventures in Saudi Arabia and Egypt on the back of our very successful Jabal Sayid partnership.

The Tanzanian gold mines, North Mara and Bulyanhulu, continued building on the complete turnaround effected by Barrick when it took over their management in September 2019, maintaining Tier One production levels with a combined output of 546,576 ounces15 in 2022. North Mara is now Tanzania’s largest taxpayer and Barrick’s footprint in Tanzania has been expanded through the acquisition of the Tembo licence. Through successful exploration, the Tongon gold mine in Côte d’Ivoire extended its life to 2026 and we continue to pursue growth through exploration to extend this further.

At the Kibali gold mine in the DRC, the mine’s three hydropower stations, supported by its battery storage system, kept energy costs at less than 5 cents per kWh during the wet season despite higher fuel prices. Plans are underway to add solar power and additional battery storage to further increase renewable energy usage.

AME’s estimated economic contribution to its host countries in 2022 exceeded $3.4 billion.15

BARRICK YEAR-END 2022	6	PRESS RELEASE

A celebratory groundbreaking ceremony marked the commencement of construction for a 200MW solar power plant near Dunphy, Nevada.

GREENING THE GRID IN NEVADA

Nevada Gold Mines (NGM) has committed itself to achieving a 20% reduction in carbon (CO2 equivalent) emissions by 2025. The reduction will be achieved through the construction of a 200MW solar power plant and the co-fire modification of the TS power plant which will enable it to use cleaner-burning natural gas as a fuel source.

The solar facility, which will cover 500 hectares with 544,908 modules, is expected to go into commercial production in the second quarter of 2024 and will supply 17% of NGM’s annual energy needs and reduce CO2 equivalent emissions by 254,000 tonnes per annum, an 8% reduction from NGM’s 2018 baseline. The TS power plant conversion project will cut an additional 526,000 tonnes of CO2 equivalent emissions per year, a 16% reduction from NGM’s 2018 baseline.

Consistent with Barrick’s global policy of employing, partnering, and advancing host communities and countries, NGM partnered with three Nevada-based contractors and will domestically source over 90% of materials for the solar project. An engineering firm utilizing Nevada-based resources provided support for the design and permitting for the TS power plant conversion project.

Both NGM and Barrick have a strong focus on environmental management practices and are committed custodians of the unique lands, waters, flora, and fauna within the state of Nevada. These projects are key to Barrick’s roadmap targeting a 30% reduction in global emissions by 2030, while maintaining a steady production profile, with the goal of achieving net-zero by 2050.

LOULO-GOUNKOTO COMPLEX CONTINUES TO

DELIVER VALUE TO STAKEHOLDERS

Seventeen years after it went into production, Barrick’s Loulo-Gounkoto mining complex in Mali continues to demonstrate its value as a key socio-economic partner to the country.

In 2022 it maintained its historically consistent performance by meeting its production guidance, solidified its long-term outlook and replaced its mined ounces for the fourth successive year. The initial development of a third underground mine at Gounkoto was commissioned and is on track to start ore production from stoping in the second quarter of 2023. Key geological structures within the Loulo district have indicated the potential for further discoveries.

Speaking to media at the mine recently, Barrick president and chief executive Mark Bristow said last year the complex contributed $260 million directly to the Malian economy in the form of dividends, royalties and taxes. Indirect contributions, including payments of salaries and to suppliers, totalled $570 million.

“We continue to promote and develop our local partnerships, creating and contracting an all-Malian joint venture to mine the new Gara West open pit and engaging a Malian contractor to work with an international mining company on the pushback of the new Yalea pit. It’s worth noting that our strong partnership network has been a significant factor in enabling Loulo-Gounkoto to maintain an exemplary performance in the face of the many challenges recently experienced by Mali,” Bristow said.

In line with Barrick’s GHG emissions reduction strategy, Loulo-Gounkoto is expanding its solar power plant by 40MW, targeting an annual CO2-e savings of more than 62kt. Since its commissioning in the third quarter of 2020, the solar power plant has cut emissions by 57,000 tonnes of CO2 equivalent emissions.

BARRICK YEAR-END 2022	7	PRESS RELEASE

ALL-TERRAIN WOMAN

Pueblo Viejo heavy equipment operator Kimin Chonjo has become the first female Dominican to operate a DI650 drill in Central America and the Caribbean. Chonjo’s achievement was confirmed by Sandvik, the manufacturer of the DI650, which is a self-contained, track-mounted, down-the-hole, diesel-powered drill rig, designed for demanding, high-capacity, large-scale production drilling applications in surface mining and quarries.

Born in the Dominican Republic, Kimin joined Pueblo Viejo in 2012 and is part of the Mine Operations team. When she started working for Pueblo Viejo, she enrolled in training programs, where she developed the skills and abilities to safely operate six different types of heavy machinery. “Being an operator and managing all this equipment fills me with great satisfaction and joy. I see myself as a warrior, showing other women that through Barrick I have the opportunity to be an all-terrain woman,” Chonjo says.

SPEAKING UP TO STOP

Open pit superintendent Heather Dahlman has been recognized by her colleagues at NGM for courageous leadership. Dahlman received the Zero Harm trophy, part of the DNA Awards program at NGM, for recognizing that safety could be improved on a particular task and stopping work — even though the task was a high priority — to improve safety around the procedure.

“For all of us at times, it can be intimidating to speak up,” says Dahlman. “But knowing it could save a life is what gives me the courage to do so, no matter what the job is. The Stop Unsafe Work Authority is the greatest tool that NGM can give us. I have the responsibility to progress safety and speak up when I see something happening — and I expect others to do the same and watch out for me. We are a team and we need each other in this journey.”

LADIES LEAD IN DEVELOPMENT

Fourteen women employed across Barrick’s mines in the Africa and Middle East region have completed the Professional Management Development course at the University of Cape Town’s Graduate School of Business. These women were selected based on their value-adding contributions in their respective field as well as on their future leadership potential.

BARRICK YEAR-END 2022	8	PRESS RELEASE

APPENDIX

2023 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2023 forecast attributable production (000s ozs)	2023 forecast cost of sales[8] ($/oz)	2023 forecast total cash costs[9] ($/oz)	2023 forecast all-in sustaining costs[9] ($/oz)

Carlin (61.5%)[21]	910 - 1,000	1,030 - 1,110	820 - 880	1,250 - 1,330

Cortez (61.5%)[22]	580 - 650	1,080 - 1,160	680 - 740	930 - 1,010

Turquoise Ridge (61.5%)	300 - 340	1,290 - 1,370	900 - 960	1,170 - 1,250

Phoenix (61.5%)	100 - 120	1,860 - 1,940	880 - 940	1,110 - 1,190

Long Canyon (61.5%)	0 - 10	2,120 - 2,200	730 - 790	1,080 - 1,160

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,140 - 1,220	790 - 850	1,140 - 1,220

Hemlo	150 - 170	1,400 - 1,480	1,210 - 1,270	1,590 - 1,670

North America	2,100 - 2,300	1,160 - 1,240	820 - 880	1,170 - 1,250

Pueblo Viejo (60%)	470 - 520	1,130 - 1,210	710 - 770	960 - 1,040

Veladero (50%)	160 - 180	1,630 - 1,710	1,060 - 1,120	1,550 - 1,630

Porgera (47.5%)[23]	—	—	—	—

Latin America & Asia Pacific	630 - 700	1,260 - 1,340	800 - 860	1,110 - 1,190

Loulo-Gounkoto (80%)	510 - 560	1,100 - 1,180	750 - 810	1,070 - 1,150

Kibali (45%)	320 - 360	1,080 - 1,160	710 - 770	880 - 960

North Mara (84%)	230 - 260	1,120 - 1,200	900 - 960	1,240 - 1,320

Bulyanhulu (84%)	160 - 190	1,230 - 1,310	880 - 940	1,160 - 1,240

Tongon (89.7%)	180 - 210	1,260 - 1,340	1,070 - 1,130	1,240 - 1,320

Africa and Middle East	1,450 - 1,600	1,130 - 1,210	820 - 880	1,080 - 1,160

Total attributable to Barrick[24,25,26]	4,200 - 4,600	1,170 - 1,250	820 - 880	1,170 - 1,250

COPPER PRODUCTION AND COSTS
	2023 forecast attributable production (M lbs)	2023 forecast cost of sales[8] ($/lb)	2023 forecast C1 cash costs[9] ($/lb)	2023 forecast all-in sustaining costs[9] ($/lb)

Lumwana	260 - 290	2.45 - 2.75	2.00 - 2.20	3.20 - 3.50

Zaldívar (50%)	100 - 110	3.40 - 3.70	2.60 - 2.80	2.90 - 3.20

Jabal Sayid (50%)	65 - 75	1.80 - 2.10	1.50 - 1.70	1.60 - 1.90

Total attributable to Barrick[25]	420 - 470	2.60 - 2.90	2.05 - 2.25	2.95 - 3.25

ATTRIBUTABLE CAPITAL EXPENDITURES[7]

(millions)

Attributable minesite sustaining[6,7]		1,450 - 1,700

Attributable project[6,7]		750 - 900

Total attributable capital expenditures[7]		2,200 - 2,600

2023 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2023 guidance assumption	Hypothetical change	Impact on EBITDA[27] (millions)	Impact on TCC and AISC[9,11]

Gold price sensitivity	$1,650/oz	+/- $100/oz	+/-$590	+/-$5/oz

Copper price sensitivity	$3.50/lb	+/-$0.25/lb	+/- $110	+/-$0.01/lb

BARRICK YEAR-END 2022	9	PRESS RELEASE

Mineral Reserves and Mineral Resources

Gold Mineral Reserves[1,2,3]

As at December 31, 2022	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	2.2	7.16	0.50	11	6.18	2.2	13	6.34	2.7

Jabal Sayid surface	0.069	0.34	0.00076	—	—	—	0.069	0.34	0.00076

Jabal Sayid underground	5.8	0.20	0.038	7.5	0.39	0.094	13	0.31	0.13

Jabal Sayid (50.00%) total	5.9	0.21	0.039	7.5	0.39	0.094	13	0.31	0.13

Kibali surface	5.4	2.07	0.36	15	2.19	1.0	20	2.16	1.4

Kibali underground	9.1	4.31	1.3	14	4.15	1.9	23	4.21	3.2

Kibali (45.00%) total	14	3.47	1.6	29	3.15	3.0	44	3.26	4.6

Loulo-Gounkoto surface	11	2.48	0.89	14	2.78	1.3	25	2.65	2.2

Loulo-Gounkoto underground	8.9	4.86	1.4	19	5.04	3.1	28	4.98	4.5

Loulo-Gounkoto (80.00%) total	20	3.54	2.3	34	4.08	4.4	54	3.87	6.7

North Mara surface	0.25	3.43	0.028	29	2.05	1.9	29	2.06	2.0

North Mara underground	0.21	3.68	0.025	9.3	3.42	1.0	9.5	3.43	1.0

North Mara (84.00%) total	0.46	3.55	0.053	39	2.38	2.9	39	2.40	3.0

Tongon surface (89.70%)	3.9	2.36	0.30	3.9	2.14	0.26	7.8	2.25	0.56

AFRICA AND MIDDLE EAST TOTAL	47	3.17	4.8	120	3.24	13	170	3.22	18

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Porgera surface[4]	—	—	—	5.0	3.55	0.57	5.0	3.55	0.57

Porgera underground[4]	0.66	6.69	0.14	2.2	7.05	0.51	2.9	6.96	0.65

Porgera (24.50%) total[4]	0.66	6.69	0.14	7.2	4.64	1.1	7.9	4.81	1.2

Pueblo Viejo surface (60.00%)	35	2.29	2.6	140	2.16	9.7	170	2.19	12

Veladero surface (50.00%)	8.0	0.41	0.11	77	0.74	1.8	85	0.71	1.9

LATIN AMERICA AND ASIA PACIFIC TOTAL	160	1.02	5.2	710	0.96	22	870	0.97	27

NORTH AMERICA

Carlin surface	9.8	2.48	0.79	63	2.24	4.6	73	2.27	5.4

Carlin underground	11	9.27	3.3	6.0	7.90	1.5	17	8.79	4.8

Carlin (61.50%) total	21	6.07	4.1	69	2.73	6.1	90	3.50	10

Cortez surface	0.76	2.65	0.065	110	0.88	3.0	110	0.90	3.1

Cortez underground[5]	0.60	9.44	0.18	26	7.74	6.4	26	7.78	6.5

Cortez (61.50%) total	1.4	5.63	0.25	130	2.22	9.4	130	2.26	9.6

Hemlo surface	—	—	—	18	1.49	0.86	18	1.49	0.86

Hemlo underground	0.50	4.93	0.079	4.6	4.87	0.73	5.1	4.88	0.81

Hemlo (100%) total	0.50	4.93	0.079	23	2.19	1.6	23	2.25	1.7

Phoenix surface (61.50%)	8.5	0.71	0.19	96	0.58	1.8	100	0.59	2.0

Turquoise Ridge surface	10	2.29	0.75	0.28	1.38	0.013	11	2.27	0.77

Turquoise Ridge underground	10	10.20	3.4	12	9.51	3.8	23	9.82	7.2

Turquoise Ridge (61.50%) total	21	6.26	4.1	13	9.33	3.8	33	7.43	8.0

NORTH AMERICA TOTAL	52	5.24	8.7	330	2.12	23	380	2.54	31

TOTAL	260	2.26	19	1,200	1.53	57	1,400	1.67	76

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	10	PRESS RELEASE

Copper Mineral Reserves[1,2,3,7]

As at December 31, 2022	PROVEN			PROBABLE			TOTAL
		Cu	Contained		Cu	Contained		Cu	Contained
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu

Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	2.2	0.33	16	11	0.34	84	13	0.34	100

Jabal Sayid surface	0.069	2.64	4.0	—	—	—	0.069	2.64	4.0

Jabal Sayid underground	5.8	2.25	290	7.5	2.28	380	13	2.26	670

Jabal Sayid (50.00%) total	5.9	2.25	290	7.5	2.28	380	13	2.27	670

Lumwana surface (100%)	89	0.51	1,000	390	0.59	5,200	480	0.58	6,200

AFRICA AND MIDDLE EAST TOTAL	97	0.61	1,300	410	0.62	5,600	510	0.62	7,000

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900

Zaldívar surface (50.00%)	170	0.44	1,600	38	0.31	260	210	0.42	1,900

LATIN AMERICA AND ASIA PACIFIC TOTAL	280	0.34	2,100	520	0.23	2,700	810	0.27	4,800

NORTH AMERICA

Phoenix surface (61.50%)	11	0.16	40	130	0.16	470	140	0.16	510

NORTH AMERICA TOTAL	11	0.16	40	130	0.16	470	140	0.16	510

TOTAL	390	0.40	3,500	1,100	0.37	8,800	1,500	0.38	12,000

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,7]

As at December 31, 2022	PROVEN			PROBABLE			TOTAL
		Ag	Contained		Ag	Contained		Ag	Contained
	Tonnes	Grade	Ag	Tonnes	Grade	Ag	Tonnes	Grade	Ag

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%)	2.2	6.90	0.48	11	5.91	2.1	13	6.07	2.6

AFRICA AND MIDDLE EAST TOTAL	2.2	6.90	0.48	11	5.91	2.1	13	6.07	2.6

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	35	12.94	15	140	13.76	62	170	13.60	76

Veladero surface (50.00%)	8.0	12.72	3.3	77	14.62	36	85	14.44	39

LATIN AMERICA AND ASIA PACIFIC TOTAL	160	4.92	25	700	5.34	120	860	5.26	150

NORTH AMERICA

Phoenix surface (61.50%)	8.5	7.46	2.0	96	6.24	19	100	6.34	21

NORTH AMERICA TOTAL	8.5	7.46	2.0	96	6.24	19	100	6.34	21

TOTAL	170	5.07	28	810	5.45	140	980	5.39	170

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	11	PRESS RELEASE

Gold Mineral Resources[1,3,8,9]

As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
			Contained			Contained	Contained			Contained
	Tonnes	Grade	ozs	Tonnes	Grade	ozs	ozs	Tonnes	Grade	ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0029	6.70	0.00062	—	—	—	0.00062	—	—	—

Bulyanhulu underground	3.3	10.24	1.1	21	5.88	3.9	5.0	17	8.4	4.6

Bulyanhulu (84.00%) total	3.3	10.24	1.1	21	5.88	3.9	5.0	17	8.4	4.6

Jabal Sayid surface	0.069	0.34	0.00076	—	—	—	0.00076	—	—	—

Jabal Sayid underground	7.8	0.33	0.083	7.3	0.41	0.097	0.18	1.5	0.6	0.027

Jabal Sayid (50.00%) total	7.9	0.33	0.084	7.3	0.41	0.097	0.18	1.5	0.6	0.027

Kibali surface	7.4	2.19	0.52	26	2.06	1.7	2.2	4.8	2.1	0.32

Kibali underground	12	4.63	1.8	24	3.97	3.1	4.9	8.4	2.9	0.79

Kibali (45.00%) total	20	3.70	2.3	50	2.98	4.8	7.1	13	2.6	1.1

Loulo-Gounkoto surface	12	2.49	0.97	16	2.90	1.5	2.4	6.5	1.9	0.38

Loulo-Gounkoto underground	17	4.39	2.5	28	4.63	4.2	6.7	16	2.9	1.5

Loulo-Gounkoto (80.00%) total	30	3.61	3.4	44	4.02	5.7	9.1	22	2.6	1.9

North Mara surface	18	2.25	1.3	23	1.79	1.3	2.6	4.1	1.4	0.19

North Mara underground	0.77	2.28	0.057	28	2.21	2.0	2.0	15	1.6	0.75

North Mara (84.00%) total	18	2.25	1.3	50	2.02	3.3	4.6	19	1.6	0.93

Tongon surface (89.70%)	4.5	2.57	0.37	5.3	2.32	0.40	0.77	0.82	2.5	0.064

AFRICA AND MIDDLE EAST TOTAL	83	3.23	8.7	180	3.18	18	27	73	3.7	8.6

LATIN AMERICA AND ASIA PACIFIC

Alturas surface (100%)	—	—	—	—	—	—	—	180	0.9	5.4

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Porgera surface[4]	0.39	3.98	0.049	14	2.78	1.3	1.3	6.1	2.2	0.43

Porgera underground[4]	0.99	6.16	0.20	5.0	6.04	0.97	1.2	1.8	6.6	0.39

Porgera (24.50%) total[4]	1.4	5.55	0.25	19	3.62	2.3	2.5	8.0	3.2	0.82

Pueblo Viejo surface (60.00%)	46	2.08	3.1	190	1.99	12	15	4.6	1.8	0.26

Reko Diq surface (50.00%)[6]	—	—	—	1,800	0.26	15	15	570	0.2	3.7

Veladero surface (50.00%)	9.1	0.40	0.12	120	0.71	2.6	2.8	14	0.6	0.27

LATIN AMERICA AND ASIA PACIFIC TOTAL	290	1.06	9.9	3,600	0.60	69	79	1,200	0.4	16

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	12	PRESS RELEASE

Gold Mineral Resources[1,3,8,9]

As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
			Contained			Contained	Contained			Contained
	Tonnes	Grade	ozs	Tonnes	Grade	ozs	ozs	Tonnes	Grade	ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

NORTH AMERICA

Carlin surface	29	2.18	2.0	140	1.94	8.5	11	60	1.2	2.4

Carlin underground	24	7.80	5.9	13	6.74	2.7	8.7	13	7.3	3.2

Carlin (61.50%) total	53	4.69	8.0	150	2.35	11	19	73	2.3	5.5

Cortez surface	0.99	2.78	0.089	160	0.87	4.4	4.5	110	0.4	1.5

Cortez underground[5]	1.3	7.66	0.32	37	6.87	8.3	8.6	15	5.9	2.9

Cortez (61.50%) total	2.3	5.53	0.40	190	2.02	13	13	130	1.1	4.4

Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0

Fourmile underground (100%)	—	—	—	1.5	10.01	0.49	0.49	7.8	10.5	2.7

Hemlo surface	—	—	—	42	1.40	1.9	1.9	2.4	1.0	0.079

Hemlo underground	0.72	5.11	0.12	11	4.80	1.6	1.8	3.0	5.1	0.50
Hemlo (100%) total	0.72	5.11	0.12	52	2.09	3.5	3.6	5.4	3.3	0.58

Long Canyon surface	0.30	3.53	0.034	4.9	2.56	0.41	0.44	1.1	0.9	0.029

Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16

Long Canyon (61.50%) total	0.30	3.53	0.034	6.1	4.05	0.79	0.82	1.6	3.6	0.18

Phoenix surface (61.50%)	12	0.64	0.25	230	0.50	3.6	3.9	30	0.3	0.32

Turquoise Ridge surface	24	2.14	1.6	21	2.07	1.4	3.0	6.7	1.7	0.37

Turquoise Ridge underground	13	9.49	3.9	19	8.51	5.3	9.2	1.9	6.9	0.42

Turquoise Ridge (61.50%) total	36	4.72	5.5	40	5.19	6.6	12	8.6	2.9	0.79

NORTH AMERICA TOTAL	110	4.18	15	940	1.93	58	73	300	1.8	17

TOTAL	480	2.13	33	4,700	0.96	150	180	1,500	0.8	42

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	13	PRESS RELEASE

Copper Mineral Resources[1,3,7,8,9]

As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs

Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0029	0.32	0.021	—	—	—	0.021	—	—	—

Bulyanhulu underground	3.3	0.44	32	21	0.31	140	170	17	0.4	130

Bulyanhulu (84.00%) total	3.3	0.44	32	21	0.31	140	170	17	0.4	130

Jabal Sayid surface	0.069	2.64	4.0	—	—	—	4.0	—	—	—

Jabal Sayid underground	7.8	2.60	450	7.3	2.36	380	830	1.5	1.3	44

Jabal Sayid (50.00%) total	7.9	2.60	450	7.3	2.36	380	830	1.5	1.3	44

Lumwana surface (100%)	140	0.48	1,500	960	0.55	12,000	13,000	820	0.5	8700

AFRICA AND MIDDLE EAST TOTAL	150	0.59	2,000	990	0.56	12,000	14,000	840	0.5	8,900

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500	360	0.2	1,400
Reko Diq surface (50.00%)[6]	—	—	—	1,900	0.44	18,000	18,000	590	0.4	4,600

Zaldívar surface (50.00%)	360	0.40	3,200	200	0.37	1,600	4,800	20	0.4	160

LATIN AMERICA AND ASIA PACIFIC TOTAL	530	0.34	4,000	3,100	0.36	25,000	29,000	970	0.3	6,200
NORTH AMERICA

Phoenix surface (61.50%)	15	0.15	52	320	0.15	1,000	1,100	32	0.1	93

NORTH AMERICA TOTAL	15	0.15	52	320	0.15	1,000	1,100	32	0.1	93

TOTAL	700	0.39	6,000	4,500	0.39	38,000	44,000	1,800	0.4	15,000

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	14	PRESS RELEASE

Silver Mineral Resources[1,3,7,8,9]

As at December 31, 2022	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]

		Ag	Contained		Ag	Contained			Ag	Contained
	Tonnes	Grade	Ag	Tonnes	Grade	Ag	Contained Ag	Tonnes	Grade	Ag

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0029	7.00	0.00065	—	—	—	0.00065	—	—	—

Bulyanhulu underground	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4

Bulyanhulu (84.00%) total	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4

AFRICA AND MIDDLE EAST TOTAL	3.3	8.52	0.90	21	5.54	3.7	4.6	17	6.2	3.4

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Pueblo Viejo surface (60.00%)	46	11.69	17	190	12.32	75	92	4.6	10.5	1.5

Veladero surface (50.00%)	9.1	11.39	3.3	120	14.42	54	57	14	14.3	6.3

LATIN AMERICA AND ASIA PACIFIC TOTAL	290	11.73	110	1,800	14.51	830	940	400	2.2	28

NORTH AMERICA

Phoenix surface (61.50%)	12	6.80	2.7	230	5.79	42	45	30	5.6	5.4

NORTH AMERICA TOTAL	12	6.80	2.7	230	5.79	42	45	30	5.6	5.4

TOTAL	310	11.50	110	2,000	13.44	880	990	450	2.5	37

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	15	PRESS RELEASE

Summary Gold Mineral Reserves[1,2,3]
For the years ended December 31	2022				2021

Based on attributable ounces	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	84.00%	—	—	—	84.00%	0.00010	10.42	0.000035

Bulyanhulu underground	84.00%	13	6.34	2.7	84.00%	10	7.76	2.5

Bulyanhulu Total	84.00%	13	6.34	2.7	84.00%	10	7.76	2.5

Jabal Sayid surface	50.00%	0.069	0.34	0.00076	50.00%	0.072	0.34	0.00079

Jabal Sayid underground	50.00%	13	0.31	0.13	50.00%	13	0.26	0.11

Jabal Sayid Total	50.00%	13	0.31	0.13	50.00%	13	0.26	0.11

Kibali surface	45.00%	20	2.16	1.4	45.00%	17	2.45	1.3

Kibali underground	45.00%	23	4.21	3.2	45.00%	21	4.54	3.0

Kibali Total	45.00%	44	3.26	4.6	45.00%	37	3.60	4.3

Loulo-Gounkoto surface	80.00%	25	2.65	2.2	80.00%	22	2.98	2.1

Loulo-Gounkoto underground	80.00%	28	4.98	4.5	80.00%	29	4.86	4.6

Loulo-Gounkoto Total	80.00%	54	3.87	6.7	80.00%	51	4.06	6.7

North Mara surface	84.00%	29	2.06	2.0	84.00%	38	1.73	2.1

North Mara underground	84.00%	9.5	3.43	1.0	84.00%	6.8	3.44	0.75

North Mara Total	84.00%	39	2.40	3.0	84.00%	44	1.99	2.8

Tongon surface	89.70%	7.8	2.25	0.56	89.70%	7.9	1.87	0.47

AFRICA AND MIDDLE EAST TOTAL		170	3.22	18		160	3.22	17

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12

Porgera surface[4]	24.50%	5.0	3.55	0.57	24.50%	4.8	3.66	0.56

Porgera underground[4]	24.50%	2.9	6.96	0.65	24.50%	3.2	6.34	0.66

Porgera Total[4]	24.50%	7.9	4.81	1.2	24.50%	8.0	4.75	1.2

Pueblo Viejo surface	60.00%	170	2.19	12	60.00%	76	2.22	5.4

Veladero surface	50.00%	85	0.71	1.9	50.00%	90	0.77	2.2

LATIN AMERICA AND ASIA PACIFIC TOTAL		870	0.97	27		770	0.83	21

NORTH AMERICA

Carlin surface	61.50%	73	2.27	5.4	61.50%	84	2.23	6.0

Carlin underground	61.50%	17	8.79	4.8	61.50%	19	8.86	5.4

Carlin Total	61.50%	90	3.50	10	61.50%	100	3.46	11

Cortez surface	61.50%	110	0.90	3.1	61.50%	39	1.68	2.1

Cortez underground[5]	61.50%	26	7.78	6.5	61.50%	27	7.79	6.7

Cortez Total	61.50%	130	2.26	9.6	61.50%	65	4.17	8.8

Hemlo surface	100%	18	1.49	0.86	100%	0.018	0.32	0.00018

Hemlo underground	100%	5.1	4.88	0.81	100%	6.4	5.18	1.1

Hemlo Total	100%	23	2.25	1.7	100%	6.4	5.16	1.1

Long Canyon surface	61.50%	—	—	—	61.50%	0.61	1.18	0.023

Phoenix surface	61.50%	100	0.59	2.0	61.50%	100	0.60	2.0

Turquoise Ridge surface	61.50%	11	2.27	0.77	61.50%	26	2.05	1.7

Turquoise Ridge underground	61.50%	23	9.82	7.2	61.50%	21	10.39	6.9

Turquoise Ridge Total	61.50%	33	7.43	8.0	61.50%	46	5.74	8.6

NORTH AMERICA TOTAL		380	2.54	31		330	3.04	32

TOTAL		1,400	1.67	76		1,300	1.71	69

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2022	16	PRESS RELEASE

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2022 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Richard Peattie, Africa and Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Asia Pacific Mineral Resource Manager and Craig Fiddes, Manager - Resource Modeling, Nevada Gold Mines and reviewed by Simon Bottoms, Barrick’s Mineral Resource Management and Evaluation Executive. For 2022, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2022 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.30 per pound. The Zaldívar joint venture is operated by Antofagasta. Subsequent to the publication of Barrick’s press release of February 9, 2023, entitled “Focus on Tier One Assets Delivers Significant Increase in Resources and Reserves, Underpinning Industry-Leading Production Profile Growth” Antofagasta updated their assumed copper price for 2022 reserves from $3.10 per pound to $3.30 per pound, which does not change Barrick’s 2022 reserves and resources estimates for the joint venture as originally disclosed on February 9, 2023 and set forth in the tables above. For 2021, reserves were estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$., except at Zaldívar, where mineral reserves for 2021 were calculating using Antofagasta guidance and an assumed copper price of $3.10 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2022 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.

4.

Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s expected ownership interest following the implementation of the binding February 3, 2022 Commencement Agreement. The Commencement Agreement provides, among other things, for ownership of Porgera to be held in a new joint venture owned 51% by Papua New Guinea (“PNG”) stakeholders and 49% by Barrick Niugini Limited (“BNL”) or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and will retain operatorship of the mine under the terms of the Commencement Agreement. Efforts are ongoing to execute the remaining definitive agreements to implement the Commencement Agreement and finalize a timeline for the reopening of the Porgera mine and resumption of full mine operations. For additional information, see page ## of Barrick’s Fourth Quarter and Year End Report 2022.

5.

Cortez underground includes 21 million tonnes at 7.27g/t for 4.9 million ounces of probable reserves, 29 million tonnes at 6.49g/t for 6.1 million ounces of indicated resources and 15 million tonnes at 5.9g/t for 2.8 million ounces of inferred resources related to Goldrush. As noted in endnote 9, mineral resources are reported on an inclusive basis.

6.

Reko Diq mineral resources are reported on a 50% interest basis, reflecting Barrick’s ownership interest following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders. Barrick is the operator of the project. For additional information, see page ## of Barrick’s Fourth Quarter and Year End Report 2022.

7.

2022 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

9.	Mineral resources are reported inclusive of mineral reserves.

10.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.

11.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK YEAR-END 2022	17	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	516	425	21%	1,862	2,036	(9%)

Gold produced (000s oz 100% basis)	838	691	21%	3,028	3,311	(9%)

Cost of sales ($/oz)	1,257	1,242	1%	1,210	1,072	13%

Total cash costs ($/oz)[b]	906	924	(2%)	876	705	24%

All-in sustaining costs ($/oz)[b]	1,179	1,333	(12%)	1,214	949	28%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	265	229	16%	966	923	5%

Gold produced (000s oz 100% basis)	432	372	16%	1,571	1,501	5%

Cost of sales ($/oz)	1,081	1,137	(5%)	1,069	968	10%

Total cash costs ($/oz)[b]	878	943	(7%)	877	782	12%

All-in sustaining costs ($/oz)[b]	1,217	1,304	(7%)	1,212	1,087	11%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	140	98	43%	450	509	(12%)

Gold produced (000s oz 100% basis)	226	160	43%	731	828	(12%)

Cost of sales ($/oz)	1,284	1,056	22%	1,164	1,122	4%

Total cash costs ($/oz)[b]	848	770	10%	815	763	7%

All-in sustaining costs ($/oz)[b]	1,037	1,426	(27%)	1,258	1,013	24%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	78	62	26%	282	334	(16%)

Gold produced (000s oz 100% basis)	127	102	26%	459	543	(16%)

Cost of sales ($/oz)	1,518	1,509	1%	1,434	1,122	28%

Total cash costs ($/oz)[b]	1,089	1,105	(1%)	1,035	749	38%

All-in sustaining costs ($/oz)[b]	1,304	1,423	(8%)	1,296	892	45%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	30	30	0%	109	109	0%

Gold produced (000s oz 100% basis)	48	47	0%	177	178	0%

Cost of sales ($/oz)	1,901	1,964	(3%)	2,039	1,922	6%

Total cash costs ($/oz)[b]	946	953	(1%)	914	398	130%

All-in sustaining costs ($/oz)[b]	1,037	1,084	(4%)	1,074	533	102%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	3	6	(50%)	55	161	(66%)

Gold produced (000s oz 100% basis)	5	10	(50%)	90	261	(66%)

Cost of sales ($/oz)	1,812	1,769	2%	1,282	739	73%

Total cash costs ($/oz)[b]	616	662	(7%)	435	188	131%

All-in sustaining costs ($/oz)[b]	664	684	(3%)	454	238	91%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	98	121	(19%)	428	488	(12%)

Gold produced (000s oz 100% basis)	163	202	(19%)	713	814	(12%)

Cost of sales ($/oz)	1,215	1,097	11%	1,132	896	26%

Total cash costs ($/oz)[b]	764	733	4%	725	541	34%

All-in sustaining costs ($/oz)[b]	1,065	1,063	0%	1,026	745	38%

BARRICK YEAR-END 2022	18	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/22	09/30/22	Change	12/31/22	12/31/21	Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	139	130	7%	547	560	(2%)

Gold produced (000s oz 100% basis)	174	162	7%	684	700	(2%)

Cost of sales ($/oz)	1,216	1,220	0%	1,153	1,049	10%

Total cash costs ($/oz)[b]	822	845	(3%)	778	650	20%

All-in sustaining costs ($/oz)[b]	1,102	1,216	(9%)	1,076	970	11%

Kibali (45%)

Gold produced (000s oz attributable basis)	97	83	17%	337	366	(8%)

Gold produced (000s oz 100% basis)	216	184	17%	750	812	(8%)

Cost of sales ($/oz)	1,570	1,047	50%	1,243	1,016	22%

Total cash costs ($/oz)[b]	617	731	(16%)	703	627	12%

All-in sustaining costs ($/oz)[b]	981	876	12%	948	818	16%

Veladero (50%)

Gold produced (000s oz attributable basis)	50	41	22%	195	172	13%

Gold produced (000s oz 100% basis)	99	83	22%	389	344	13%

Cost of sales ($/oz)	2,309	1,430	61%	1,628	1,256	30%

Total cash costs ($/oz)[b]	954	893	7%	890	816	9%

All-in sustaining costs ($/oz)[b]	1,526	1,570	(3%)	1,528	1,493	2%

Porgera (47.5%)[e]

Gold produced (000s oz attributable basis)	—	—	—	—	—	—

Gold produced (000s oz 100% basis)	—	—	—	—	—	—

Cost of sales ($/oz)	—	—	—	—	—	—

Total cash costs ($/oz)[b]	—	—	—	—	—	—

All-in sustaining costs ($/oz)[b]	—	—	—	—	—	—

Tongon (89.7%)

Gold produced (000s oz attributable basis)	63	41	54%	180	187	(4%)

Gold produced (000s oz 100% basis)	70	46	54%	201	209	(4%)

Cost of sales ($/oz)	1,381	1,744	(21%)	1,748	1,504	16%

Total cash costs ($/oz)[b]	1,070	1,462	(27%)	1,396	1,093	28%

All-in sustaining costs ($/oz)[b]	1,404	1,607	(13%)	1,592	1,208	32%

Hemlo

Gold produced (000s oz)	38	28	36%	133	150	(11%)

Cost of sales ($/oz)	1,451	1,670	(13%)	1,628	1,693	(4%)

Total cash costs ($/oz)[b]	1,227	1,446	(15%)	1,409	1,388	2%

All-in sustaining costs ($/oz)[b]	1,557	1,865	(17%)	1,788	1,970	(9%)

North Mara

Gold produced (000s oz attributable basis)	70	71	(1%)	263	260	1%

Gold produced (000s oz 100% basis)	84	84	(1%)	313	309	1%

Cost of sales ($/oz)	1,030	956	8%	979	966	1%

Total cash costs ($/oz)[b]	758	737	3%	741	777	(5%)

All-in sustaining costs ($/oz)[b]	1,301	951	37%	1,028	1,001	3%

BARRICK YEAR-END 2022	19	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/22	09/30/22	Change	12/31/22	12/31/21	Change

Buzwagi[f]

Gold produced (000s oz attributable basis)		—		—	40	(100%)

Gold produced (000s oz 100% basis)		—		—	47	(100%)

Cost of sales ($/oz)		—		—	1,334	(100%)

Total cash costs ($/oz)[b]		—		—	1,284	(100%)

All-in sustaining costs ($/oz)[b]		—		—	1,291	(100%)

Bulyanhulu

Gold produced (000s oz attributable basis)	49	48	2%	196	178	10%

Gold produced (000s oz 100% basis)	58	58	2%	233	212	10%

Cost of sales ($/oz)	1,237	1,229	1%	1,211	1,079	12%

Total cash costs ($/oz)[b]	896	898	0%	868	709	22%

All-in sustaining costs ($/oz)[b]	1,401	1,170	20%	1,156	891	30%

Total Attributable to Barrick[g]

Gold produced (000s oz)	1,120	988	13%	4,141	4,437	(7%)

Cost of sales ($/oz)[h]	1,324	1,226	8%	1,241	1,093	14%

Total cash costs ($/oz)[b]	868	891	(3%)	862	725	19%

All-in sustaining costs ($/oz)[b]	1,242	1,269	(2%)	1,222	1,026	19%

a.

These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of Barrick’s Q4 2022 MD&A.

c.

Includes our share of South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

d.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data has been provided starting the third quarter of 2020.

f.	With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

g.

Excludes Pierina, Golden Sunlight, Morila (40%) and Lagunas Norte for all periods and Buzwagi starting in the fourth quarter of 2021 as these assets are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021 and Morila was divested in November 2020.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	20	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/22	09/30/22	Change	12/31/22	12/31/21	Change

Lumwana

Copper production (millions lbs)	53	82	(35%)	267	242	10%

Cost of sales ($/lb)	3.56	2.19	63%	2.42	2.25	8%

C1 cash costs ($/lb)[a]	2.34	1.78	31%	1.89	1.62	17%

All-in sustaining costs ($/lb)[a]	4.86	3.50	39%	3.63	2.80	30%

Zaldívar (50%)

Copper production (millions lbs attributable basis)	25	23	9%	98	97	1%

Copper production (millions lbs 100% basis)	50	45	9%	196	193	1%

Cost of sales ($/lb)	3.55	3.20	11%	3.12	3.19	(2%)

C1 cash costs ($/lb)[a]	2.69	2.45	10%	2.36	2.38	(1%)

All-in sustaining costs ($/lb)[a]	3.60	2.94	22%	2.95	2.94	0%

Jabal Sayid (50%)

Copper production (millions lbs attributable basis)	18	18	0%	75	76	(1%)

Copper production (millions lbs 100% basis)	36	37	0%	151	152	(1%)

Cost of sales ($/lb)	1.72	1.58	9%	1.52	1.38	10%

C1 cash costs ($/lb)[a]	1.42	1.41	1%	1.26	1.18	7%

All-in sustaining costs ($/lb)[a]	1.54	1.52	1%	1.36	1.33	2%

Total Attributable to Barrick

Copper production (millions lbs)	96	123	(22%)	440	415	6%

Cost of sales ($/lb)[b]	3.19	2.30	39%	2.43	2.32	5%

C1 cash costs ($/lb)[a]	2.25	1.86	21%	1.89	1.72	10%

All-in sustaining costs ($/lb)[a]	3.98	3.13	27%	3.18	2.62	21%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of Barrick’s Q4 2022 MD&A.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	21	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/22	9/30/22	Change	12/31/22	12/31/21	Change

Financial Results ($ millions)

Revenues	2,774	2,527	10%	11,013	11,985	(8)%

Cost of sales	2,093	1,815	15%	7,497	7,089	6%

Net (loss) earnings[a]	(735)	241	(405)%	432	2,022	(79)%

Adjusted net earnings[b]	220	224	(2)%	1,326	2,065	(36)%

Adjusted EBITDA[b]	1,286	1,155	11%	5,613	7,258	(23)%

Adjusted EBITDA margin[b,c]	46%	46%	0%	51%	61%	(16)%

Minesite sustaining capital expenditures[b,d]	557	571	(2)%	2,071	1,673	24%

Project capital expenditures[b,d]	324	213	52%	949	747	27%

Total consolidated capital expenditures[d,e]	891	792	13%	3,049	2,435	25%

Net cash provided by operating activities	795	758	5%	3,481	4,378	(20)%

Net cash provided by operating activities margin[f]	29%	30%	(3)%	32%	37%	(14)%

Free cash flow[b]	(96)	(34)	(182)%	432	1,943	(78)%

Net earnings per share (basic and diluted)	(0.42)	0.14	(400)%	0.24	1.14	(79)%

Adjusted net earnings (basic)[b] per share	0.13	0.13	0%	0.75	1.16	(35)%

Weighted average diluted common shares (millions of shares)	1,759	1,768	(1)%	1,771	1,779	0%

Operating Results

Gold production (thousands of ounces)[g]	1,120	988	13%	4,141	4,437	(7)%

Gold sold (thousands of ounces)[g]	1,111	997	11%	4,141	4,468	(7)%

Market gold price ($/oz)	1,726	1,729	0%	1,800	1,799	0%

Realized gold price[b,g] ($/oz)	1,728	1,722	0%	1,795	1,790	0%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,324	1,226	8%	1,241	1,093	14%

Gold total cash costs[b,g] ($/oz)	868	891	(3)%	862	725	19%

Gold all-in sustaining costs[b,g] ($/oz)	1,242	1,269	(2)%	1,222	1,026	19%

Copper production (millions of pounds)[g]	96	123	(22)%	440	415	6%

Copper sold (millions of pounds)[g]	99	120	(18)%	445	423	5%

Market copper price ($/lb)	3.63	3.51	3%	3.99	4.23	(6)%

Realized copper price[b,g] ($/lb)	3.81	3.24	18%	3.85	4.32	(11)%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	3.19	2.30	39%	2.43	2.32	5%

Copper C1 cash costs[b,g] ($/lb)	2.25	1.86	21%	1.89	1.72	10%

Copper all-in sustaining costs[b,g] ($/lb)	3.98	3.13	27%	3.18	2.62	21%
	As at 12/31/22	As at 9/30/22	Change	As at 12/31/22	As at 12/31/21	Change

Financial Position ($ millions)

Debt (current and long-term)	4,782	5,095	(6)%	4,782	5,150	(7)%

Cash and equivalents	4,440	5,240	(15)%	4,440	5,280	(16)%

Debt, net of cash	342	(145)	(336)%	342	(130)	(363)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 71 to 89 of Barrick’s Q4 2022 MD&A.
[c].	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $10 million and $29 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $8 million; 2021: $15 million).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2022	22	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2022	2021

Revenue (notes 5 and 6)	$11,013	$11,985

Costs and expenses (income)

Cost of sales (notes 5 and 7)	7,497	7,089

General and administrative expenses (note 11)	159	151

Exploration, evaluation and project expenses (notes 5 and 8)	350	287

Impairment charges (reversals) (notes 10 and 21)	1,671	(63)

Loss on currency translation	16	29

Closed mine rehabilitation (note 27b)	(136)	18

Income from equity investees (note 16)	(258)	(446)

Other (income) expense (note 9)	(268)	(67)

Income before finance items and income taxes	1,982	4,987

Finance costs, net (note 14)	(301)	(355)

Income before income taxes	1,681	4,632

Income tax expense (note 12)	(664)	(1,344)

Net income	$1,017	$3,288

Attributable to:

Equity holders of Barrick Gold Corporation	$432	$2,022

Non-controlling interests (note 32)	$585	$1,266

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)

Net income

Basic	$0.24	$1.14

Diluted	$0.24	$1.14

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	23	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2022	2021

Net income	$1,017	$3,288

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	3

Currency translation adjustments, net of tax $nil and $nil	1	2

Items that will not be reclassified to profit or loss:

Actuarial gain on post-employment benefit obligations, net of tax $nil and ($1)	8	2

Net change in value of equity investments, net of tax ($7) and $8	39	(44)

Total other comprehensive income (loss)	49	(37)

Total comprehensive income	$1,066	$3,251

Attributable to:

Equity holders of Barrick Gold Corporation	$481	$1,985

Non-controlling interests	$585	$1,266

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	24	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2022	2021

OPERATING ACTIVITIES

Net income	$1,017	$3,288

Adjustments for the following items:

Depreciation	1,997	2,102

Finance costs (note 14)[1]	301	355

Net impairment charges (reversals) (notes 10 and 21)	1,671	(63)

Income tax expense (note 12)	664	1,344

Income from investment in equity investees (note 16)	(258)	(446)

Loss on currency translation	16	29

Gain on sale of non-current assets (note 9)	(405)	(213)

Change in working capital (note 15)	(322)	(273)

Other operating activities (note 15)	(217)	(203)

Operating cash flows before interest and income taxes	4,464	5,920

Interest paid	(305)	(303)

Interest received[1]	89	35

Income taxes paid[2]	(767)	(1,274)

Net cash provided by operating activities	3,481	4,378

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(3,049)	(2,435)

Sales proceeds	88	35

Divestitures (note 4)	—	27

Investment (purchases) sales	381	(46)

Dividends received from equity method investments (note 16)	869	520

Shareholder loan repayments from equity method investments (note 16)	—	2

Net cash used in investing activities	(1,711)	(1,897)

FINANCING ACTIVITIES

Lease repayments	(20)	(20)

Debt repayments	(375)	(7)

Dividends (note 31)	(1,143)	(634)

Return of capital (note 31)	—	(750)

Share buyback program (note 31)	(424)	—

Funding from non-controlling interests (note 32)	—	12

Disbursements to non-controlling interests (note 32)	(833)	(1,104)

Other financing activities (note 15)	191	115

Net cash used in financing activities	(2,604)	(2,388)

Effect of exchange rate changes on cash and equivalents	(6)	(1)

Net increase (decrease) in cash and equivalents	(840)	92

Cash and equivalents at beginning of year (note 25a)	5,280	5,188

Cash and equivalents at the end of year	$4,440	$5,280

1 2021 figures have been restated to present the change in presentation to present interest received ($35 million) separately from finance costs.

2 Income taxes paid excludes $126 million (2021: $69 million) of income taxes payable that were settled against offsetting VAT receivables.

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	25	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2022	As at December 31, 2021

ASSETS

Current assets

Cash and equivalents (note 25a)	$4,440	$5,280

Accounts receivable (note 18)	554	623

Inventories (note 17)	1,781	1,734

Other current assets (note 18)	1,690	612

Total current assets	8,465	8,249

Non-current assets

Non-current portion of inventory (note 17)	2,819	2,636

Equity in investees (note 16)	3,983	4,594

Property, plant and equipment (note 19)	25,821	24,954

Intangible assets (note 20a)	149	150

Goodwill (note 20b)	3,581	4,769

Deferred income tax assets (note 30)	19	29

Other assets (note 22)	1,128	1,509

Total assets	$45,965	$46,890

LIABILITIES AND EQUITY

Current liabilities

Accounts payable (note 23)	$1,556	$1,448

Debt (note 25b)	13	15

Current income tax liabilities	163	285

Other current liabilities (note 24)	1,388	338

Total current liabilities	3,120	2,086

Non-current liabilities

Debt (note 25b)	4,769	5,135

Provisions (note 27)	2,211	2,768

Deferred income tax liabilities (note 30)	3,247	3,293

Other liabilities (note 29)	1,329	1,301

Total liabilities	14,676	14,583

Equity

Capital stock (note 31)	28,114	28,497

Deficit	(7,282)	(6,566)

Accumulated other comprehensive (loss) income	26	(23)

Other	1,913	1,949

Total equity attributable to Barrick Gold Corporation shareholders	22,771	23,857

Non-controlling interests (note 32)	8,518	8,450

Total equity	31,289	32,307

Contingencies and commitments (notes 2, 17, 19 and 36)

Total liabilities and equity	$45,965	$46,890

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	26	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company

(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	432	—	—	432	585	1,017

Total other comprehensive income	—	—	—	49	—	49	—	49

Total comprehensive income	—	$—	$432	$49	$—	$481	$585	$1,066

Transactions with owners

Dividends (note 31)	—	—	(1,143)	—	—	(1,143)	—	(1,143)

Reko Diq reconstitution (note 4)	—	—	—	—	—	—	329	329

Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(846)	(846)

Dividend reinvestment plan (note 31)	269	5	(5)	—	—	—	—	—

Share buyback program (note 31)	(24,250)	(388)	—	—	(36)	(424)	—	(424)

Total transactions with owners	(23,981)	($383)	($1,148)	$—	($36)	($1,567)	($517)	($2,084)

At December 31, 2022	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710

Net income	—	—	2,022	—	—	2,022	1,266	3,288

Total other comprehensive loss	—	—	—	(37)	—	(37)	—	(37)

Total comprehensive income (loss)	—	$—	$2,022	($37)	$—	$1,985	$1,266	$3,251

Transactions with owners

Dividends (note 31)	—	—	(634)	—	—	(634)	—	(634)

Return of capital (note 31)	—	(750)	—	—	—	(750)	—	(750)

Acquisition of South Arturo non-controlling interest (note 4)	—	—	—	—	(85)	(85)	(86)	(171)

Issued on exercise of stock options	50	—	—	—	—	—	—	—

Funding from non-controlling interests (note 32)	—	—	—	—	—	—	12	12

Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(1,111)	(1,111)

Dividend reinvestment plan (note 31)	192	5	(5)	—	—	—	—	—

Share-based payments	899	6	—	—	(6)	—	—	—

Total transactions with owners	1,141	($739)	($639)	$—	($91)	($1,469)	($1,185)	($2,654)

At December 31, 2021	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

1 Includes cumulative translation adjustments as at December 31, 2022: $93 million loss (December 31, 2021: $94 million loss).

2 Includes additional paid-in capital as at December 31, 2022: $1,875 million (December 31, 2021: $1,911 million).

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	27	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2022.

Endnotes

Endnote 1

The repurchase program does not obligate Barrick to acquire any particular number of common shares and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Endnote 2

On an attributable basis.

Endnote 3

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended

($ millions, except per ounce/pound information in dollars)	Gold		Copper			Gold			Copper

	12/31/22	9/30/22	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20	12/31/22	12/31/21	12/31/20

Sales	2,535	2,277	170	200	9,920	10,738	11,670	868	962	697

Sales applicable to non-controlling interests	(785)	(700)	0	0	(3,051)	(3,323)	(3,494)	0	0	0

Sales applicable to equity method investments[a,b]	164	152	160	134	597	660	648	646	707	483

Sales applicable to sites in closure or care and maintenance[c]	(11)	(14)	0	0	(55)	(88)	(170)	0	0	0

Treatment and refining charges	15	3	47	54	23	10	7	199	161	157

Other[d]	0	0	0	0	0	2	13	0	0	0

Revenues – as adjusted	1,918	1,718	377	388	7,434	7,999	8,674	1,713	1,830	1,337

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,111	997	99	120	4,141	4,468	4,879	445	423	457

Realized gold/copper price per ounce/pound[e]	1,728	1,722	3.81	3.24	1,795	1,790	1,778	3.85	4.32	2.92

a.

Represents sales of $164 million and $597 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $152 million; 2021: $661 million; 2020: $648 million) applicable to our 45% equity method investment in Kibali and $nil and $nil, respectively (September 30, 2022: $nil; 2021: $nil; 2020: $nil) applicable to our 40% equity method investment in Morila up until its divestiture in November 2020 for gold. Represents sales of $91 million and $390 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $82 million; 2021: $423 million; 2020: $298 million) applicable to our 50% equity method investment in Zaldívar and $74 million and $275 million, respectively (September 30, 2022: $57 million; 2021: $305 million; 2020: $204 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Excludes Pierina, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table.

BARRICK YEAR-END 2022	28	PRESS RELEASE

Endnote 4

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended

($ millions, except per share amounts in dollars)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20

Net (loss) earnings attributable to equity holders of the Company	(735)	241	432	2,022	2,324

Impairment charges (reversals) related to non-current assets[a]	1,642	24	1,671	(63)	(269)

Acquisition/disposition gains[b]	(319)	(64)	(405)	(213)	(180)

Loss on currency translation	4	3	16	29	50

Significant tax adjustments[c]	(4)	44	95	125	(119)

Other expense (income) adjustments[d]	126	(27)	17	73	71

Non-controlling interest[e]	(271)	4	(274)	64	(12)

Tax effect[e]	(223)	(1)	(226)	28	177

Adjusted net earnings	220	224	1,326	2,065	2,042

Net (loss) earnings per share[f]	(0.42)	0.14	0.24	1.14	1.31

Adjusted net earnings per share[f]	0.13	0.13	0.75	1.16	1.15

a.

Net impairment charges for the three month period and year ended December 31, 2022 primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq. Net impairment charges for the prior year mainly relate to non-current asset reversals at Lagunas Norte.

b.

Acquisition/disposition gains for the three month period and year ended December 31, 2022 primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. The year ended December 31, 2022 was further impacted by the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by NGM to Gold Royalty Corp. Acquisition/disposition gains for the prior year primarily relate to the gain on the sale of Lone Tree.

c.

Significant tax adjustments in the current year primarily relate to deferred tax recovery as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the Porgera mine continuing to be on care and maintenance; updates to the rehabilitation provision for our non-operating mines; and the recognition and de-recognition of deferred tax assets. In 2021, significant tax adjustments primarily relate to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of current and deferred tax balances, the acquisition of the 40% interest in South Arturo that NGM did not already own, the sale of Lagunas Norte, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions.

d.

Other expense adjustments for the three month period and year ended December 31, 2022 mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara. The prior year was impacted by care and maintenance expenses at Porgera and a $25 million litigation settlement.

e.	Non-controlling interest and tax effect for the current year primarily relates to impairment charges (reversals) related to non-current assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 5

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

BARRICK YEAR-END 2022	29	PRESS RELEASE

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended

($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20

Net cash provided by operating activities	795	758	3,481	4,378	5,417

Capital expenditures	(891)	(792)	(3,049)	(2,435)	(2,054)

Free cash flow	(96)	(34)	432	1,943	3,363

Endnote 6

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended

($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20

Minesite sustaining capital expenditures	557	571	2,071	1,673	1,559

Project capital expenditures	324	213	949	747	471

Capitalized interest	10	8	29	15	24

Total consolidated capital expenditures	891	792	3,049	2,435	2,054

Endnote 7

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu and our 50% share of Zaldívar and Jabal Sayid. Total attributable capital expenditures for 2022 actual results also includes capitalized interest of $14 million.

Endnote 8

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 9

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All-in costs” per ounce start with “All-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance

BARRICK YEAR-END 2022	30	PRESS RELEASE

measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended		For the years ended

($ millions, except per ounce information in dollars)	Footnote	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20

Cost of sales applicable to gold production		1,890	1,638	6,813	6,504	6,832

Depreciation		(506)	(393)	(1,756)	(1,889)	(1,975)

Cash cost of sales applicable to equity method investments		56	61	222	217	222

By-product credits		(69)	(50)	(225)	(285)	(228)

Non-recurring items	a	(23)	0	(23)	0	1

Other	b	7	(7)	(23)	(48)	(129)

Non-controlling interests	c	(393)	(360)	(1,442)	(1,261)	(1,312)

Total cash costs		962	889	3,566	3,238	3,411

General & administrative costs		49	26	159	151	185

Minesite exploration and evaluation costs	d	23	22	75	64	79

Minesite sustaining capital expenditures	e	557	571	2,071	1,673	1,559

Sustaining leases		11	12	38	41	31

Rehabilitation - accretion and amortization (operating sites)	f	14	12	50	50	46

Non-controlling interest, copper operations and other	g	(239)	(264)	(900)	(636)	(594)

All-in sustaining costs		1,377	1,268	5,059	4,581	4,717

Global exploration and evaluation and project expense	d	83	55	275	223	216

Community relations costs not related to current operations		0	0	0	0	1

Project capital expenditures	e	324	213	949	747	471

Non-sustaining leases		0	0	0	0	4

Rehabilitation - accretion and amortization (non-operating sites)	f	6	5	19	13	10

Non-controlling interest and copper operations and other	g	(130)	(71)	(327)	(240)	(157)

All-in costs		1,660	1,470	5,975	5,324	5,262

Ounces sold - equity basis (000s ounces)	h	1,111	997	4,141	4,468	4,879

Cost of sales per ounce	i,j	1,324	1,226	1,241	1,093	1,056

Total cash costs per ounce	j	868	891	862	725	699

Total cash costs per ounce (on a co-product basis)	j,k	908	925	897	765	727

All-in sustaining costs per ounce	j	1,242	1,269	1,222	1,026	967

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,282	1,303	1,257	1,066	995

All-in costs per ounce	j	1,496	1,474	1,443	1,192	1,079

All-in costs per ounce (on a co-product basis)	j,k	1,536	1,508	1,478	1,232	1,107

a.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for the three months ended and year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

b.	Other

Other adjustments for the three months and year ended December 31, 2022 include the removal of total cash costs and by-product credits associated with assets which are producing incidental ounces, of $7 million and $24 million, respectively (September 30, 2022: $7 million; 2021: $51 million; 2020: $104 million). This includes Pierina, Golden Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021.

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $560 million and $2,032 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $491 million; 2021: $1,923 million; 2020: $1,959 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021. Refer to note 5 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 61 of this MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 leach pad expansion.    Refer to page 60 of Barrick’s 2022 Year-end MD&A.

f.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

BARRICK YEAR-END 2022	31	PRESS RELEASE

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended

Non-controlling interest, copper operations and other	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20

General & administrative costs	(8)	(5)	(31)	(21)	(25)

Minesite exploration and evaluation costs	(8)	(9)	(27)	(19)	(25)

Rehabilitation - accretion and amortization (operating sites)	(6)	(3)	(16)	(14)	(14)

Minesite sustaining capital expenditures	(217)	(247)	(826)	(582)	(530)

All-in sustaining costs total	(239)	(264)	(900)	(636)	(594)

Global exploration and evaluation and project costs	(8)	(9)	(32)	(19)	(25)

Project capital expenditures	(122)	(62)	(295)	(221)	(132)

All-in costs total	(130)	(71)	(327)	(240)	(157)

h.	Ounces sold - equity basis

Figures remove the impact of Pierina, Golden Sunlight, Morila up until its divestiture in November 2020, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $7 million and $24 million, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $6 million; 2021: $20 million; 2020: $18 million); Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $nil); up until its divestiture in November 2020, Morila of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $22 million); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $37 million; 2020: $92 million); and starting in the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three months and year ended December 31, 2022 (September 30, 2022: $nil; 2021: $nil; 2020: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended

	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20

By-product credits	69	50	225	285	228

Non-controlling interest	(25)	(16)	(78)	(108)	(92)

By-product credits (net of non-controlling interest)	44	34	147	177	136

Endnote 10

Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 11

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2022	32	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended

($ millions, except per pound information in dollars)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20

Cost of sales	197	172	666	569	556

Depreciation/amortization	(92)	(59)	(223)	(197)	(208)

Treatment and refinement charges	47	54	199	161	157

Cash cost of sales applicable to equity method investments	90	81	317	313	267

Less: royalties	(16)	(23)	(103)	(103)	(54)

By-product credits	(3)	(2)	(14)	(15)	(15)

C1 cash cost of sales	223	223	842	728	703

General & administrative costs	8	4	30	17	18

Rehabilitation - accretion and amortization	2	0	4	6	8

Royalties	16	23	103	103	54

Minesite exploration and evaluation costs	6	8	22	14	5

Minesite sustaining capital expenditures	139	115	410	234	223

Sustaining leases	2	1	6	9	9

All-in sustaining costs	396	374	1,417	1,111	1,020

Pounds sold - consolidated basis (millions pounds)	99	120	445	423	457

Cost of sales per pound[a,b]	3.19	2.30	2.43	2.32	2.02

C1 cash costs per pound[a]	2.25	1.86	1.89	1.72	1.54

All-in sustaining costs per pound[a]	3.98	3.13	3.18	2.62	2.23

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 12

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a reserve potential of greater than 5 million tonnes of contained copper and C1 cash costs per pound in the lower half of the industry cost curve.

Endnote 13

A Technical Report to support the Pueblo Viejo mine life extension and process plant expansion project, including the pre-feasibility study for the new Naranjo tailings storage facility, will be prepared in accordance with Form 43-101F1 and filed on SEDAR within 45 days of Barrick’s press release dated as of February 9, 2023, entitled “Focus on Tier One Assets Delivers Significant Increase in Resources and Reserves, Underpinning Industry-Leading Production Profile Growth”. For further information with respect to the key assumptions, parameters and risks associated with the Pueblo Viejo mine life extension and process plant expansion project, the mineral reserve and resource estimates included therein and other technical information, please refer to the Technical Report to be made available at www.sedar.com.

Endnote 14

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

Endnote 15

On a 100% basis.

Endnote 16

Commodity	Proven and Probable Reserve Price Assumptions		Measured, Indicated and Inferred Resource Price Assumptions
	2021	2022	2021	2022

Gold	$1,200/oz	$1,300/oz	$1,500/oz	$1,700/oz

Copper[i]	$2.75/lb	$3.00/lb	$3.50/lb	$3.75/lb

Silver	$16.50/oz	$18.00/oz	$20.50/oz	$21.00/oz

i Except at Zaldívar, where mineral reserves and resources are based on Antofagasta’s price assumptions. For mineral reserves, the copper price assumption used by Antofagasta was $3.10 per pound for 2021 and an updated assumption of $3.30 per pound for 2022. For mineral resources, the copper price assumption used by Antofagasta was $3.60 per pound for 2021 and $3.75 per

BARRICK YEAR-END 2022	33	PRESS RELEASE

pound for 2022. For additional information on Antofagasta’s updated copper price assumption for 2022 reserves at Zaldívar see note 1 to the Mineral Reserves and Mineral Resources Tables in Barrick’s 2022 Year-end MD&A.

Endnote 17

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold, and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper. Probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 480 million tonnes grading 2.13g/t, representing 33 million ounces of gold, and 700 million tonnes grading 0.39%, representing 6,000 million pounds of copper. Indicated resources of 4,700 million tonnes grading 0.96g/t, representing 150 million ounces of gold, and 4,500 million tonnes grading 0.39%, representing 38,000 million pounds of copper. Inferred resources of 1,500 million tonnes grading 0.8g/t, representing 42 million ounces of gold, and 1,800 million tonnes grading 0.4%, representing 15,000 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on the following pages of this press release.

Endnote 18

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 490 million tonnes grading 2.05g/t, representing 32 million ounces of gold, and 680 million tonnes grading 0.38%, representing 5,700 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.40g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.34%, representing 19,000 million pounds of copper. Inferred resources of 1,000 million tonnes grading 1.3g/t, representing 42 million ounces of gold, and 450 million tonnes grading 0.2%, representing 2,100 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this presentation as of December 31, 2021, including tonnes, grades, pounds, and ounces, can be found on pages 34-47 of Barrick’s 2021 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR at www.sedar.com and the Securities and Exchange Commission on EDGAR at www.sec.gov.

Endnote 19

Gold equivalent ounces calculated from our copper assets are calculated using a gold price of $1,300/oz and copper price of $3.00/lb.

Barrick’s ten-year indicative production profile for gold equivalent ounces is based on the following assumptions:

Key Outlook Assumptions	2023	2024	2025+

Gold Price ($/oz)	1,650	1,300	1,300

Copper Price ($/lb)	3.50	3.00	3.00

Oil Price (WTI) ($/barrel)	90	70	70

AUD Exchange Rate (AUD:USD)	0.75	0.75	0.75

ARS Exchange Rate (USD:ARS)	170	170	170

CAD Exchange Rate (USD:CAD)	1.30	1.30	1.30

CLP Exchange Rate (USD:CLP)	900	900	900

EUR Exchange Rate (EUR:USD)	1.20	1.20	1.20

Barrick’s five-year indicative outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. This outlook is based on our current reserves and resources as disclosed in this press release and assumes that we will continue to be able to convert resources into reserves. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the group gold and copper segments, and where applicable for a specific region, this indicative outlook is subject to change and assumes the following: new open pit production permitted and commencing at Hemlo in the second half of 2025, allowing three years for permitting and two years for pre-stripping prior to first ore production in 2027; production from the proposed Pueblo Viejo plant expansion and tailings project starting in 2023, in-line with guidance; Tongon will enter care and maintenance by 2026; and production from the Zaldívar CuproChlor® Chloride Leach Project (Antofagasta is the operator of Zaldívar).

Our five-year indicative outlook excludes: production from Fourmile, Pierina, and Golden Sunlight, which are currently in care and maintenance, and production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto and Alturas.

BARRICK YEAR-END 2022	34	PRESS RELEASE

Barrick’s ten-year indicative production profile is subject to change and is based on the same assumptions as the current five-year outlook detailed above, except that the subsequent five years of the ten-year outlook assumes attributable production from Fourmile as well as exploration and mineral resource management projects in execution at Nevada Gold Mines and Hemlo.

Barrick’s five-year and ten-year production profile in this press release also assumes the re-start of Porgera, as well as an indicative gold and copper production profile for Reko Diq and an indicative copper production profile for the Lumwana Super Pit expansion, both of which are conceptual in nature.

Endnote 20

Gold equivalent ounces calculated from our copper assets are calculated using a gold price of $1,300/oz and copper price of $3.00/lb.

Endnote 21

Included within our 61.5% interest in Carlin is NGM’s 100% interest in South Arturo.

Endnote 22

Includes Goldrush.

Endnote 23

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2023 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 10 of Barrick’s Q4 2022 MD&A for further details.

Endnote 24

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 25

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total.

Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

Endnote 26

Includes corporate administration costs.

Endnote 27

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2022	35	PRESS RELEASE

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/22	9/30/22	12/31/22	12/31/21	12/31/20

Net (loss) earnings	(816)	410	1,017	3,288	3,614

Income tax expense	(131)	215	664	1,344	1,332

Finance costs, net[a]	31	55	235	307	306

Depreciation	604	457	1,997	2,102	2,208

EBITDA	(312)	1,137	3,913	7,041	7,460

Impairment charges (reversals) of long-lived assets[b]	1,642	24	1,671	(63)	(269)

Acquisition/disposition gains[c]	(319)	(64)	(405)	(213)	(180)

Loss on currency translation	4	3	16	29	50

Other expense (income) adjustments[d]	126	(27)	17	73	71

Income tax expense, net finance costs[a], and depreciation from equity investees	145	82	401	391	360

Adjusted EBITDA	1,286	1,155	5,613	7,258	7,492

a.	Finance costs exclude accretion.
b.

Net impairment charges for the three month period and year ended December 31, 2022 primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq. Net impairment charges for the prior year mainly relate to non-current asset reversals at Lagunas Norte.

c.

Acquisition/disposition gains for the three month period and year ended December 31, 2022 primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. The year ended December 31, 2022 was further impacted by the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by NGM to Gold Royalty Corp. Acquisition/disposition gains for the prior year primarily relate to the gain on the sale of Lone Tree.

d.

Other expense adjustments for the three month period and year ended December 31, 2022 mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara. The prior year was impacted by care and maintenance expenses at Porgera and a $25 million litigation settlement.

BARRICK YEAR-END 2022	36	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

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Transfer Agents and Registrars

TSX Trust Company

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or

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Telephone: 1-800-387-0825

Fax: 1-888-249-6189

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Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “on track”, “scheduled”, “committed” “opportunities”, “guidance”, “project”, “continue”, “anticipated”, “estimate”, “potential”, “proposed”, “future”, “during”, “ongoing”, “planned”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including our five- and ten-year production outlooks for gold and copper; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; Barrick’s global exploration strategy and planned exploration activities, including growth potential in Nevada, Mail, Tanzania and Saudi Arabia; Barrick’s copper strategy;

our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo process plant expansion and mine life extension project and new Naranjo tailings storage facility; potential mineralization and metal or mineral recoveries; the planned updating of the historical Reko Diq feasibility study and targeted first production; the timeline for execution and effectiveness of definitive agreements and formation of a new joint venture to implement the Commencement Agreement between Papua New Guinea and Barrick (Niugini) Limited; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; expected production and cost levels for the North Mara and Bulyanhulu mines and their potential to achieve Tier One status as a combined complex; Barrick’s partnership with the Government of Tanzania under the framework agreement; Lumwana’s potential for future growth and ability to further extend the life of mine, including through the development of a Super Pit; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and employment initiatives, climate change and greenhouse gas emissions reduction targets

(including the progress and expected benefits of solar power projects at Loulo-Gounkoto and Nevada Gold Mines); Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, approval of the final location of the additional tailings storage facility for Pueblo Viejo following submission of the Environmental and Social Impact Assessment in the Dominican Republic, and permitting activities required to optimize Long Canyon’s life of mine; non-renewal of key licenses by governmental authorities, including the new Special Mining Lease for Porgera; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance, as well as its five- and ten-year production outlooks for gold and copper, may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.